UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) January 14, 2003

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation	(Commission File Number)	(IRS Employer Identification No.)

300 Park Boulevard, Suite 405, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name and address, if changed since last report)

FIRST MIDWEST BANCORP, INC.
FORM 8-K
January 14, 2003

Item 5. Other Events and Regulation FD Disclosure

On January 14, 2003, First Midwest Bancorp, Inc. (the "Company") issued a press release announcing that Steven H. Shapiro has been named the Company's Executive Vice President and Corporate Secretary effective January 14, 2003. This press release, dated January 14, 2003, is attached as Exhibit 99 to this report.

Item 7. Financial Statements and Exhibits

    (a) and (b) not applicable

    (c) Exhibit Index:

    99   Press Release issued by First Midwest Bancorp, Inc. dated January 14, 2003.

The following Items are not applicable for this Form 8-K:

    Item 1.   Changes in Control of Registrant

    Item 2.   Acquisition or Disposition of Assets

    Item 3.   Bankruptcy or Receivership

    Item 4.   Changes in Registrant's Certifying Accountant

    Item 6.   Resignations of Registrant's Directors

    Item 8.   Change in Fiscal Year

    Item 9.   Regulation FD Disclosure

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


First Midwest Bancorp, Inc.
_____
(Registrant)


Date: January 14, 2003   /s/ MICHAEL L. SCUDDER
_____
                                      Michael L. Scudder
                                      Executive Vice President

Exhibit 99

News Release

First Midwest Bancorp
300 Park Blvd., Suite 405
P.O. Box 459
Itasca, Illinois 60143-9768
(630) 875-7450

[LOGO]   **First Midwest Bancorp, Inc.**

FOR IMMEDIATE RELEASE   **CONTACT:** **James M. Roolf**

(630) 875-7463

TRADED: Nasdaq   **Steven H. Shapiro**

SYMBOL: FMBI   **(630) 875-7345**

www.firstmidwest.com

FIRST MIDWEST BANCORP
HIRES EXECUTIVE VICE PRESIDENT AND CORPORATE SECRETARY

ITASCA, IL, JANUARY 14, 2003 – (Nasdaq: FMBI) John M. O'Meara, President and Chief Executive Officer of First Midwest Bancorp announced today the election of Steven H. Shapiro to the position of Executive Vice President/Corporate Secretary. Shapiro's duties will focus on both corporate governance and investor relations matters, and he will report directly to the Chief Executive Officer.

Shapiro joins First Midwest from FMC Technologies, Inc., where he served as Deputy General Counsel and Assistant Secretary. He holds a law degree from the University of Chicago and A.B. in Economics from Columbia University in New York. He resides in Highland Park, Illinois, with his wife and three children.

With assets of approximately $6 billion, First Midwest is the largest independent and one of the overall largest banking companies in the highly attractive suburban Chicago banking market. As the premier independent suburban Chicago banking company, First Midwest provides commercial banking, trust, investment management and related financial services to a broad array of customers through some 70 offices located in more than 40 communities primarily in northern Illinois.